Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer's e-mail: tpuzzo@msn.com

Writer's cell: (206) 412-6868

December 9, 2015

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BRK, Inc. Form PRE 14C Filed October 9, 2015 File No. 000-54956

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, BRK, Inc., a Nevada corporation (the "Company"), in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated October 27, 2015. Amendment No. 1 to the Company's referenced preliminary Information Statement onSchedule 14C was filed with the Commission via EDGAR on December 9, 2015.

The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Schedule 14C.

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Information on Consenting Stockholders, page 3

1. Please elaborate on the nature of the consenting shareholders' respective relationships to BRK, Inc. in reasonable detail. We note that several of the consenting stockholders are identified only as "stockholders." In addition, please describe the events that led to your receipt of the written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Company response: Securities and Exchange Commission Rule 14a-1(l), promulgated under the Securities Exchange Act of 1934, as amended, defines the term "solicitation" as follows:

The terms "solicit" and "solicitation" include:

(i)	Any request for a proxy whether or not accompanied by or included in a form of proxy;

(ii)	Any request to execute or not to execute, or to revoke, a proxy; or

(iii)	The furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

The 5 shareholders identified on page 3 of the Schedule 14C informally discussed the forward split as a result of a conversation with Brian Keasberry initially related to those shareholders making additional investments in the Company. The shareholders generally responded that they would not invest additional funds with the current stock trading volume and price. These informal discussions occurred prior to the board of directors of the Company taking any action. Subsequent to these informal discussions, the Company's board of directors (comprised solely of Brian Keasberry, who is also one of the shareholders, holding 29.5% of the Company's common stock) then proceeded with a written consent regarding the proposed corporate actions, which was followed by the shareholders' written consents. As such, the shareholders decided as a group to proceed with a forward stock split and no written consents were solicited within the meaning of Rule 14a-1(l).

Security Ownership of Certain beneficial Owners of Management, page 3

2. There appear to be inconsistencies in the amount of shares of common stock issued and outstanding. For example, you state that there are 4,308,320 shares of common stock issued on page 3 and page 4 you state that there are 119,093,200 shares of common stock issued and outstanding. Please revise or advise.

Company response: The Company changed "119,093,200" to "4,308,320" on page 4 to reflect the correct issued and outstanding number of shares of common stock.

Amendment to Articles of Incorporation to Effect a Forward Stock Split at a Ratio of Ten-for-One, page 6

3. We note your disclosure on page 7 that the forward stock split will not change the number of authorized shares of common stock of the company. The amounts reflected in the column entitled number of shares of common stock authorized but unreserved set forth in the table on page 6 do not appear to be correct. Please revise or advise.

Company response: The Company changed "220,226,700" to "56,916,800" on page 6 to reflect the correct number of shares of common stock authorized but unreserved for issuance after the stock split.

2

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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BRK, INC.

3871 S. Valley View Blvd., Unit 70

Las Vegas, Nevada 89103

December 9, 2015

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BRK, Inc.
Form PRE 14C Filed October 9, 2015 File No. 000-54956

Dear Ms. Long:

We respectfully hereby submit the information in this letter in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated October 27, 2015.

BRK, Inc. (the "Company") acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely, BRK, Inc.

By:	/s/ Brian Keasberry
Brian Keasberry

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